UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

RELIABILITY INCORPORATED
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

759903107
(CUSIP Number)

Jeffrey E. Eberwein
53 Forest Avenue, First Floor
Old Greenwich, Connecticut 06870
(203) 489-9500

Frederic Dorwart
Frederic Dorwart, Lawyers
124 East Fourth Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 29, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Connecticut
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		10,187,948
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
10,187,948
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,187,948
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

1	NAMES OF REPORTING PERSONS
LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		10,187,948
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
10,187,948
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,187,948
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		10,187,948
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
10,187,948
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,187,948
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

1	NAMES OF REPORTING PERSONS
JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Connecticut
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		10,187,948
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
10,187,948
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,187,948
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.                      Security and Issuer

Item 1 is hereby amended by deleting Item 1 of Amendment No. 1 in its entirety and replacing it with the following:

The Schedule 13D filed with the Securities and Exchange Commission on October 4, 2013 (the “Initial 13D”) by the Reporting Persons (defined below) with respect to the common stock, no par value per share (the “Common Stock”), of Reliability Incorporated (the “Issuer” or the “Company”), and amended on January 15, 2014 (“Amendment No. 1”) is hereby amended by this Amendment No. 2 to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.  The principal executive office address of the Issuer is 53 Forest Avenue, First Floor, Old Greenwich, Connecticut 06870.

Item 3.                      Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

On August 29, 2014, Lone Star Value Investors, LP (“Lone Star Value Investors”) acquired 6,786,588 shares of Common Stock of the Company from the Jeffrey E. Eberwein Revocable Trust U/A 10-01-2010 (the “Eberwein Trust”) in exchange for aggregate proceeds of $848,323.50 in the form of limited partnership interests of Lone Star Value Investors pursuant to a contribution agreement between the Eberwein Trust and Loan Star Value Investors.

Item 4.                      Purpose of Transaction

Item 4 is hereby amended by deleting Item 4 of Amendment No. 1 in its entirety and replacing it with the following:

The purpose of acquisitions of the Common Stock was investment. The acquisitions of the Common Stock were made in the ordinary course of business.

The Reporting Persons do not have any present plan or proposal which would relate to, or could result in, any of the following matters (which are referred to in subparagraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D), except as set forth herein or such as would occur upon or in connection with the completion of, or following, any of the actions discussed herein.

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)
Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

 Item 5.                      Interest in Securities of the Issuer

Item 5 is hereby amended by deleting Item 5 of Amendment 1 in its entirety and replacing it with the following:

As of the date hereof, 2014, the Issuer had 16,914,693 shares of Common Stock outstanding, based on the information contained in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on August 11, 2014.

A.	Lone Star Value Management, LLC

(a)
Lone Star Value Management, LLC (“Lone Star Value Management”), as the investment manager of Lone Star Value Investors, may be deemed to be the beneficial owner of the 10,187,948 shares of Common Stock owned by Lone Star Value Investors.

Percentage: Approximately 60.23%

(b)	1. Sole power to vote or direct vote: 10,187,948
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,187,948
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value Management has not entered into any transactions in the shares of Common Stock during the last 60 days. The transactions in the shares of Common Stock on behalf of Lone Star Value Investors during the past 60 days are set forth below.

B.	Lone Star Value Investors

(a)	As of the close of business on the date hereof, Lone Star Value Investors beneficially owned 10,187,948 shares of Common Stock.

Percentage: Approximately 60.23%

(b)	1. Sole power to vote or direct vote: 10,187,948
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,187,948
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Lone Star Value Investors during the past 60 days are set forth below.

C.	Lone Star Value Investors GP, LLC

(a)
Lone Star Value Investors GP, LLC (“Lone Star Value GP”), as the general partner of Lone Star Value Investors, may be deemed to be the beneficial owner of the 10,187,948 shares of Common Stock owned by Lone Star Value Investors, LP.

Percentage: Approximately 60.23%

(b)	1. Sole power to vote or direct vote: 10,187,948
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,187,948
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value Investors GP has not entered into any transactions in the shares of Common Stock during the last 60 days.  The transactions in the shares of Common Stock on behalf of Lone Star Value Investors during the past 60 days are set forth below.

D.	Mr. Eberwein

(a)
As the manager of Lone Star Value Investors GP and sole member of Lone Star Value Management, Mr. Eberwein may be deemed the beneficial owner of the 10,187,948 shares of Common Stock owned by Lone Star Value Investors.

Percentage: Approximately 60.23%

(b)	1. Sole power to vote or direct vote: 10,187,948
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,187,948
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Mr. Eberwein and on behalf of Lone Star Value Investors during the past 60 days as set forth below.

An aggregate of 10,187,948 shares of Common Stock of the Issuer (approximately 60.2%) are reported on this Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the shares of Common Stock directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except to the extent of his or its pecuniary interest therein.

During the last 60 days, the Reporting Persons listed below have purchased (or sold) the following shares of Common Stock of the Issuer on the open market, unless otherwise noted:

Jeffrey E. Eberwein

Date of Transaction	Quantity		$Amount	Price Per Share
8/29/14	(6,786,588	)1, 2	848,323.50	4.125

Lone Star Value Investors

Date of Transaction	Quantity		$Amount	Price Per Share
8/29/14	6,786,588	3	848,323.50	4.125

1 As noted under Item 3 above, on August 29, 2014 Lone Star Value Investors acquired 6,786,588 shares of Common Stock (the “Eberwein Shares”) from the Jeffrey E. Eberwein Revocable Trust U/A 10-01-2010 (the “Eberwein Trust”)  pursuant to a contribution agreement between the Eberwein Trust and Lone Star Value Investors.  Mr. Eberwein, as trustee, having the sole power to vote and dispose of the Eberwein Shares exchanged the Eberwein Shares for aggregate proceeds of $848,323.50 received in the form of limited partnership units of Lone Star Value Investors.

2 Shares were transferred to Lone Star Value Investors, an affiliate of Mr. Eberwein.
3 Shares were acquired from Mr. Eberwein, an affiliate of Lone Star Value Investors.
4 Mr. Eberwein received limited partnership units of Lone Star Value Investors with a deemed value of .125 per share equating to aggregate proceeds of $848,325.50.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)           Not applicable.

Item 7.                      Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement filed with Amendment No. 1 and incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2014

JEFFREY E. EBERWEIN

/s/ Jeffrey E. Eberwein

Lone Star Value Investors

By:	Lone Star Value Investors GP, LLC General Partner
By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC
By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC
By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member